Exhibit (a)(5)(C)

Tucows Inc. Announces Preliminary Results of Dutch Tender Offer

TORONTO – January 8, 2015 – Tucows Inc. (NASDAQ:TCX, TSX:TC), a provider of network access, domain name and other Internet services, announced today the preliminary results of its modified “Dutch auction” tender offer (the “Tender Offer”), which expired at 5:00 p.m., New York City time, on January 7, 2015. Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the Tender Offer, a total of 193,907 shares of Tucows's common stock have been validly tendered and not validly withdrawn at or below the purchase price of $18.50 per share.

In accordance with the terms and conditions of the Tender Offer and based on the preliminary count by the depositary, Tucows expects to acquire 193,907 shares of its common stock at a purchase price of $18.50 per share, for an aggregate cost of approximately $3.6 million, excluding fees and expenses relating to the Tender Offer. Tucows intends to fund the purchase of shares pursuant to the Tender Offer, including the related fees and expenses, from cash on hand.

The number of shares expected to be purchased in the Tender Offer and the price per share are preliminary and subject to verification by Computershare Trust Company, N.A., the Depositary for the Tender Offer. The final number of share to be purchased and the final price per share will be announced promptly following completion of the verification process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.

Tucows commenced the Tender Offer on December 8, 2014 when it offered to purchase up to $8.0 million worth of shares at a price within the range of $16.50 to $18.50 per share, net to the seller in cash, without interest.

All shares purchased by Tucows in the Tender Offer will be cancelled. Based on the preliminary results, as a result of the completion of the Tender Offer Tucows expects to have approximately 11,135,825 shares issued and outstanding as of the time immediately following payment for the tendered shares.

Shareholders who have questions or need assistance may call Georgeson Inc., the information agent for the tender offer, at (800) 509-0983.

About Tucows

Tucows is a provider of network access, domain name and other Internet services. Ting (https://ting.com) is a mobile phone service provider dedicated to bringing clarity and control to US mobile phone users. OpenSRS (http://opensrs.com) manages over 13 million domain names and millions of value-added services through a global reseller network of over 13,000 web hosts and ISPs. Hover (http://hover.com) is the easiest way for individuals and small businesses to manage their domain names and email addresses. More information can be found on Tucows’ corporate website (http://tucows.com).

This news release includes forward-looking statements based on management’s current expectations. These statements include statements regarding our expectations with respect to the Tender Offer, including the number of shares to be purchased, the purchase price per share and the terms and conditions of the Tender Offer. These statements are subject to a number of uncertainties and risks that could cause actual events to differ materially from those described in the forward-looking statements including general market conditions. Information about other potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the SEC. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements are based on information available to Tucows as of the date they are made. Tucows assumes no obligation to update any forward-looking statements, except as may be required by law.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:

Lawrence Chamberlain
TMX Equicom
(416) 815-0700 ext. 257
lchamberlain@tmxequicom.com